Exhibit (m)(5)(i)

May 1, 2018

Voya Variable Portfolios, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona  85258

Re:                             Reduction in Fee Payable under the Voya Variable Portfolios, Inc. (“VVPI”) Class T Amended and Restated Distribution Plan Adopted Pursuant to Rule 12b-1

Ladies and Gentlemen:

Voya Investments Distributor, LLC (“VID”) hereby waives a portion of the distribution fee payable to VID under the Class T Shares Amended and Restated Distribution Plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the “Class T Distribution Plan”) by the Class T shares of Voya Global Equity Portfolio (“Global Equity Portfolio”), a series of Voya Variable Portfolios, Inc., in an amount equal to 0.15% per annum, computed based upon the average daily net assets attributable to Class T Shares of Global Equity Portfolio, as if the distribution fee specified in the Class T Distribution Plan were 0.35%.  By this letter, we agree to waive that fee for the period May 1, 2018 through May 1, 2019.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of VVPI.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By:	/s/ Robert Terris
Robert Terris
Vice President
Voya Investments Distributor, LLC

Agreed and Accepted:

Voya Variable Portfolios, Inc.

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President